UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)

(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference
We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-159058, filed with the Securities and Exchange Commission on May 8, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer

Date: May 13, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
[FOR IMMEDIATE RELEASE]
XSEL announces financial results for the first quarter 2009
BEIJING, May 13, 2009 — Xinhua Sports & Entertainment Limited (the “Company” or “XSEL”; NASDAQ: XSEL), a leading sports and entertainment group in China, today announced its unaudited financial results for the first quarter ended March 31, 2009.
First Quarter 2009 Highlights
•	Net revenue was $24.5 million

•	Adjusted EBITDA was $1.3 million

•	Adjusted net income was $0.7 million

•	Adjusted net income per ADS was breakeven
Fredy Bush, XSEL’s CEO commented, “This quarter we continued to focus on the implementation of our sports and entertainment strategy across various media platforms. We have seen positive strides from our initiatives. Specifically, our sport programs are now live and running 24 hours a day, seven days a week, on our joint venture partner portal www.koobee.com.cn. This is a challenging economic environment, but thus far we are pleased with our progress and the execution of these strategies.”
Ms. Bush added, “We believe that bundling services in traditional and new media such as internet and mobile phones create enormous cross-selling opportunities.”
First Quarter 2009 Financial Results
Chart 1: Summary of financial results

	3 months ended	3 months ended	3 months ended	09Q1 vs 08Q1	09Q1 vs 08Q4
In US$ millions	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008	Growth %	Growth %
Net revenue[1]	24.5	35.5	47.8	-31%	-49%
Adjusted EBITDA[2]	1.3	3.1	5.2	-56%	-75%
Net loss attributable to XSEL	(3.1)	(8.3)	(251.5)	62%	99%
One-time items	—	—	(245.6)	N/A	N/A
Net loss attributable to XSEL before one-time items	(3.1)	(8.3)	(5.9)	62%	46%
Adjusted net income[2]	0.7	1.4	3.3	-52%	-79%

[1]
Due to the pending sale of Shanghai Hyperlink Market Research Co. Ltd (“Hyperlink”), the Company’s research services business, in March 2009, the results of operations were separately reported as “discontinued operations” and comparative numbers were adjusted accordingly.

[2]	Please refer to Chart 8 for details of calculation of adjusted EBITDA (non-GAAP) and adjusted net income (non-GAAP).

Net Revenue
Net revenue for the first quarter of 2009 was $24.5 million, down 31% year-on-year from $35.5 million in the first quarter of 2008 or down 49% sequentially from $47.8 million in the fourth quarter of 2008 due to the recent divestments, the global economic downturn and the seasonality of the media industry, which historically is impacted in the first quarter by the Chinese New Year holidays.
Net Revenue by type and business group
Chart 2: Net revenue by type and business group

In US$ millions	Advertising	Broadcast	Print	Total
Net revenue:
Advertising services	10.0	3.5	0.7	14.2
Content production	—	0.9	—	0.9
Advertising sales	—	7.4	1.9	9.3
Publishing services	—	—	0.1	0.1

Total net revenue	10.0	11.8	2.7	24.5

Advertising Group
Net revenue for the Advertising Group for the first quarter of 2009 was $10.0 million, down 51% year-on-year from $20.3 million in the first quarter of 2008 or down 68% sequentially from $31.3 million in the fourth quarter of 2008 due to the recent divestments, the global economic downturn and the seasonality of the media industry.
Chart 3: Revenue breakdown of the Advertising Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US$ millions	Mar 31, 2009	Mar 31, 2008%		Mar 31, 2009	Dec 31, 2008%
Advertising:
Print/Online	2.1	6.4	-68%	2.1	9.8	-79%
Outdoor/Other [1]	1.6	6.5	-74%	1.6	7.5	-78%
BTL Marketing	6.3	7.4	-15%	6.3	14.0	-55%

Subtotal [2]:	10.0	20.3	-51%	10.0	31.3	-68%

[1]
On December 31, 2008, the Company divested its Hong Kong based outdoor advertising business, Convey, which contributed $4.5 million and $5.3 million to net revenue in the first quarter of 2008 and fourth quarter of 2008 respectively.

[2]
Due to the pending sale of Hyperlink, the Company’s research services business, the historical results were reported as “discontinued operations” for all periods presented. Hyperlink contributed $1.2 million and $1.6 million to net revenue for the Advertising Group in the first quarter of 2008 and fourth quarter of 2008 respectively.

Broadcast Group
Net revenue for the Broadcast Group for the first quarter of 2009 was $11.8 million, up 9% year-on-year from $10.8 million in the first quarter of 2008 or down 6% sequentially from $12.5 million in the fourth quarter of 2008.
Chart 4: Revenue breakdown of the Broadcast Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US$ millions	Mar 31, 2009	Mar 31, 2008%		Mar 31, 2009	Dec 31, 2008%
Broadcast:
Television	4.7	5.8	-19%	4.7	5.1	-9%
Radio	2.6	1.6	65%	2.6	2.5	7%
Mobile	3.6	2.8	26%	3.6	4.5	-21%
Production	0.9	0.6	53%	0.9	0.4	96%

Subtotal:	11.8	10.8	9%	11.8	12.5	-6%

Print Group
Net revenue for the Print Group for the first quarter of 2009 was $2.7 million, down 39% year-on-year from $4.4 million in the first quarter of 2008 or down 33% sequentially from $4.0 million in the fourth quarter of 2008 due to the global economic downturn and the seasonality of the media industry.
Chart 5: Revenue breakdown of the Print Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US$ millions	Mar 31, 2009	Mar 31, 2008%		Mar 31, 2009	Dec 31, 2008%
Print:
Newspaper	1.3	2.3	-44%	1.3	2.5	-47%
Magazines	1.4	2.1	-34%	1.4	1.5	-9%

Subtotal:	2.7	4.4	-39%	2.7	4.0	-33%

Gross Profit
Gross profit for the first quarter of 2009 was $8.4 million, down 32% year-on-year from $12.4 million in the first quarter of 2008, or down 53% sequentially from $17.9 million in the fourth quarter of 2008. Adjusted gross profit (non-GAAP), defined as gross profit before amortization of intangible assets from acquisitions, for the first quarter of 2009 was $9.4 million, down 35% year-on-year from $14.4 million in the first quarter of 2008, or down 52% sequentially from $19.7 million in the fourth quarter of 2008. We provide the adjusted gross profit metric to break out the amortization of intangible assets from acquisitions charged within the cost of revenue. Chart 6 provides the breakdown of adjusted gross profit by business group. Due to the pending sale of Hyperlink, the Company’s research services business, in March 2009, the results of operations were separately reported as “discontinued operations” and comparative numbers were adjusted accordingly.

Chart 6: Reconciliation for adjusted gross profit by business group

In US$ millions	Advertising	Broadcast	Print	Total
Gross Profit	3.4	3.2	1.8	8.4
Amortization of intangible assets from acquisitions[1]	—	0.8	0.2	1.0

Adjusted gross profit	3.4	4.0	2.0	9.4

1.
Amortization of intangible assets from acquisitions includes intangible assets such as trademarks, license rights, exclusive advertising rights, licensing agreement, customer relationships and non-compete agreements.

Operating Expenses
Operating expenses were composed of selling and distribution expenses, general and administrative expenses, impairment charges and loss on disposal of subsidiaries (“disposal loss”). Operating expenses for the first quarter of 2009 were $10.7 million, down 43% year-on-year from $18.7 million in the first quarter of 2008, or down 52% sequentially from $22.3 million in the fourth quarter of 2008 (excluding the impairment charges of $229.6 million and disposal loss of $4.7 million) (non-GAAP). The year-on-year and sequential decrease is due to a decrease in expenses in selling and distribution in line with decreased revenue, cost control, a decrease in share-based compensation expenses, and the exclusion of expenses of Convey and Hyperlink.
Selling and distribution expenses for the first quarter of 2009 were $3.3 million, down 36% year-on-year from $5.1 million in the first quarter of 2008, or down 62% sequentially from $8.6 million in the fourth quarter of 2008.
General and administrative expenses for the first quarter of 2009 were $7.4 million, down 46% year-on-year from $13.6 million in the first quarter of 2008, or down 46% sequentially from $13.7 million in the fourth quarter of 2008. Included in general and administration expenses for the first quarter of 2009 was $0.9 million of share-based compensation expenses. Due to the pending sale of Hyperlink, the Company’s research services business, in March 2009, the results of operations were separately reported as “discontinued operations” and comparative numbers were adjusted accordingly.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA (non-GAAP), defined as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses, for the first quarter of 2009 was $1.3 million, down 56% year-on-year from $3.1 million in the first quarter of 2008, or down 75% sequentially from $5.2 million in the fourth quarter of 2008 due to the recent divestments, the global economic downturn and the seasonality of the media industry.
We provide the Adjusted EBITDA metric because it allows management, investors and others to evaluate and compare our core operating results without the impact of certain non-cash items or one-time items that we believe are not indicative of future performance.

Chart 7: Adjusted EBITDA by business group

In US millions	Advertising	Broadcast	Print	Total
Adjusted EBITDA by business group	1.0	2.4	1.2	4.6
Less: net head office expenses				(3.3)
Adjusted EBITDA				1.3
Net Loss attributable to XSEL and Adjusted Net Income (non-GAAP)
Net loss attributable to XSEL for the first quarter of 2009 was $3.1 million, compared to $8.3 million in the first quarter of 2008 and $251.5 million in the fourth quarter of 2008. Excluding one-time items of $245.6 million, net loss attributable to XSEL was $5.9 million in the fourth quarter of 2008 (non-GAAP).
Adjusted net income (non-GAAP), defined as net income (loss) attributable to XSEL before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest, for the first quarter of 2009 was $0.7 million, down 52% year-on-year from $1.4 million in the first quarter of 2008, or down 79% sequentially from $3.3 million in the fourth quarter of 2008 due to the recent divestments, the global economic downturn and the seasonality of the media industry.
We provide the adjusted net income metric because it allows management, investors and others to evaluate our net income without the impact of possible add backs, deductions, certain non-cash items or one-time items that we believe are not indicative of future performance.
Outlook for second quarter and full year of 2009
Due to the global economic downturn, as well as the unknown impact on China’s economy from its stimulus package, XSEL is not forecasting future results at this time.
Other Corporate Developments
On March 13, 2009, XSEL entered into an agreement to sell Hyperlink to INTAGE Inc. for a purchase price of 1,050,000,000 Japanese Yen (approximately US$10.7 million). The completion of the transaction is expected to take place in the second half of 2009. The divestment is in line with the Company’s strategy to focus on sports and entertainment in China as this sector continues to show strong growth opportunities.
On February 26, 2009, the U.S. District Court of New York dismissed the class action lawsuit against XSEL. The lawsuit was initially filed in May 2007, following the Company’s IPO in March 2007, and was consolidated with all other claims into a single class action lawsuit in August 2007. The deadline for the plaintiffs to file an appeal of this dismissal has passed.

Conference Call Information
Following the earnings announcement, XSEL’s senior management will host a conference call on May 12, 2009 at 8:00PM (New York) / May 13, 2009 at 8:00AM (Beijing) to review the results and discuss recent business activities.
Interested parties may dial into the conference call at:
(US) +1 866 217 5140 or +1 617 213 8893 (UK) +44 207 365 8426
(Mainland China) + 86 10 800 130 0399
(Asia Pacific) +852 3002 1672
Passcode: 97375074
A telephone replay will be available two hours after the call for one week at:
(US Toll Free) +1 888 286 8010
(International) +1 617 801 6888
Passcode: 90922659
A real-time webcast and replay will be also available at:
www.xsel.com/earnings-webcast
Contacts:
Media Contact
Ms. Joy Tsang, XSEL, +86 10 8567 6050, joy.tsang@xsel.com
Ms. Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contact
Mr. Edward Liu, XSEL, +86 10 8567 6061, edward.liu@xsel.com
Mr. Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com
About XSEL
Xinhua Sports & Entertainment Limited (“XSEL”; NASDAQ: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile customers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company employs more than 1,350 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. The Company’s American Depository Shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit www.xsel.com

Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year 2009 and quotations from management in this announcement, as well as XSEL’s strategic and operational plans, contain forward-looking statements. XSEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. XSEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XSEL’s consolidated financial results under U.S. GAAP, XSEL also provides the following non-GAAP financial measures: “adjusted gross profit”, defined as gross profit excluding amortization of intangible assets from acquisitions; “adjusted EBITDA”, defined as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses; and “adjusted net income”, defined as net income (loss) attributable to XSEL before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest. XSEL believes that these non-GAAP financial measures provide investors with another method for assessing XSEL’s underlying operational and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on these non-GAAP financial measures, please refer to Chart 8 of this release.
XSEL believes these non-GAAP financial measures are useful to management and investors in assessing the performance of the Company and assist management in its financial and operational decision making. A limitation of using non-GAAP measures which exclude share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide additional details on the reconciliation between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The following is a reconciliation of our non-GAAP financial results:
Chart 8: Reconciliation of non-GAAP financial results1

	3 months ended	3 months ended	3 months ended
In US millions	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008
Loss from continuing operations	(1.9)	(6.4)	(237.9)
One time items	0.1	0.3	234.5
Depreciation	0.5	0.8	0.7
Amortization of intangible assets from acquisitions	1.7	3.5	3.5
Share-based compensation expenses	0.9	4.9	4.4

Adjusted EBITDA	1.3	3.1	5.2

Net loss attributable to XSEL	(3.1)	(8.3)	(251.5)
One time items	—	—	245.6
Amortization of intangible assets from acquisitions	1.7	3.6	3.6
Share-based compensation expenses	0.9	4.9	4.4
Imputed interest	1.2	1.2	1.2

Adjusted net income	0.7	1.4	3.3

[1]
Due to the pending sale of Hyperlink, the Company’s research services business, in March 2009, the results of operations were separately reported as “discontinued operations” and comparative numbers were adjusted accordingly.

Net income (loss) and adjusted net income per ADS are shown in Chart 9:
Chart 9: Net income (loss) and adjusted net income per ADS1

	3 months ended	3 months ended	3 months ended
In US dollars	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008
Net loss per ADS — basic from continuing operations	$(0.05)	$(0.13)	$(3.54)
Net income (loss) per ADS — basic from discontinued operations	$0.00	$0.00	$(0.04)

Net loss per ADS — basic	$(0.05)	$(0.13)	$(3.58)

Net loss per ADS — diluted from continuing operations	$(0.05)	$(0.13)	$(3.54)
Net income (loss) per ADS — diluted from discontinued operations	$0.00	$0.00	$(0.04)

Net loss per ADS — diluted	$(0.05)	$(0.13)	$(3.58)

Weighted average number of ADS — basic	75.5 million	65.6 million	70.4 million
Weighted average number of ADS — diluted	75.5 million	65.6 million	70.4 million

Adjusted net income per ADS — basic from continuing operations	$0.00	$0.02	$0.04
Adjusted net income per ADS — basic from discontinued operations	$0.00	$0.00	$0.00

Adjusted net income per ADS — basic	$0.00	$0.02	$0.04

Adjusted net income per ADS — diluted from continuing operations	$0.00	$0.02	$0.04
Adjusted net income per ADS — diluted from discontinued operations	$0.00	$0.00	$0.00

Adjusted net income per ADS — diluted	$0.00	$0.02	$0.04

Weighted average number of ADS — basic	75.5million	65.6 million	70.4million
Weighted average number of ADS — diluted	75.5million	72.3 million	72.2million

1.
For computation of the net income (loss) per ADS and adjusted net income per ADS, the amount attributable to holders of common shares should be used. Accordingly, dividends on Series B redeemable convertible preference shares of $0.6 million, $0.2 million and $0.6 million were taken into account for the first quarter of 2009, the first quarter and the fourth quarter of 2008 respectively.

Condensed Consolidated Balance Sheet

(In U.S. dollars)	Mar 31, 2009	Dec 31, 2008
	Unaudited
	(Note 1)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	59,274,949	54,088,842
Short term deposit	1,453,398	2,940,051
Restricted cash (Note 2)	37,610,000	37,510,000
Accounts receivable, net of allowance for doubtful debts (Note 3)	33,575,134	44,762,902
Prepaid program expenses	3,140,071	2,324,253
Consideration receivable from disposal of subsidiaries (Note 4)	43,754,392	36,970,590
Other current assets	24,349,090	14,902,170
Assets held for sale (Note 5)	8,575,780	—

Total current assets	211,732,814	193,498,808
Property and equipment, net	6,297,263	6,590,790
Intangible assets, net (Note 6)	197,727,546	200,528,583
Goodwill	42,688,899	46,992,724
Investment	13,508,239	13,508,239
Deposits for investments (Note 7)	24,382,361	14,174,566
Consideration receivable from disposal of subsidiaries (Note 4)	28,285,035	28,285,035
Other long-term assets	6,686,206	4,671,591

Total assets	531,308,363	508,250,336

Liabilities, mezzanine equity and total equity
Current liabilities:
Bank borrowings (Note 8)	42,486,592	36,374,198
Other current liabilities	63,529,480	69,900,342
Liabilities held for sale (Note 5)	1,893,487	—

Total current liabilities	107,909,559	106,274,540
Deferred tax liabilities	31,559,100	31,679,491
Long-term liabilities, non-current portion	121,164,687	101,505,496

Total liabilities	260,633,346	239,459,527

Mezzanine equity:
Series B redeemable convertible preferred shares	31,205,591	30,605,591
Shareholders’ equity:
Class A common shares	109,388	104,302
Additional paid-in capital	486,691,163	481,318,345
Accumulated deficits	(256,743,071)	(252,968,439)
Accumulated other comprehensive income	7,135,231	7,165,833

Total shareholders’ equity	237,192,711	235,620,041
Non-controlling interests	2,276,715	2,565,177

Total equity	239,469,426	238,185,218

Total liabilities, mezzanine equity and total equity	531,308,363	508,250,336

Condensed Consolidated Statement of Operations

	3 months ended	3 months ended	3 months ended
(in U.S. Dollars)	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008
	Unaudited	Unaudited	Unaudited
	(Note 1)	(Note 1)	(Note 1)
Net revenues:
Advertising services	14,242,940	19,943,125	30,812,097
Content production	878,214	573,453	1,102,455
Advertising sales	9,254,766	14,738,927	15,913,009
Publishing services	99,112	201,224	39,732

Total net revenues	24,475,032	35,456,729	47,867,293

Cost of revenues:
Advertising services	10,026,073	15,217,489	20,042,362
Content production	332,172	442,057	1,826,626
Advertising sales	5,513,330	7,152,328	7,501,974
Publishing services	202,596	294,292	595,162

Total cost of revenues	16,074,171	23,106,166	29,966,124

Operating expenses:
Selling and distribution	3,272,562	5,086,801	8,598,894
General and administrative	7,414,066	13,648,209	13,687,695
Impairment charges	—	—	229,628,832
Loss on disposal of subsidiaries	—	—	4,720,705

Total operating expenses	10,686,628	18,735,010	256,636,126

Other operating income	412,148	—	866,887

Loss from continuing operations	(1,873,619)	(6,384,447)	(237,868,070)
Other expenses 7	(1,188,780)	(828,499)	(12,064,582)
Loss from continuing operations before provision for income taxes	(3,062,399)	(7,212,946)	(249,932,652)
Provision for income taxes (tax benefit)	383,662	1,324,842	(1,459,823)

Net loss before non-controlling interests from continuing operations	(3,446,061)	(8,537,788)	(248,472,829)
Discontinued operations (Note 5):
Income (loss) from discontinued operations	31,728	227,831	(2,997,167)
Provision for income taxes (tax benefit)	22,224	15,042	(86,541)

Discontinued operations, net of taxes	9,504	212,789	(2,910,626)

Net loss	(3,436,557)	(8,324,999)	(251,383,455)
Net (loss) income attributable to non-controlling interests	(301,920)	(44,829)	97,192

Net loss attributable to XSEL Net loss	(3,134,637)	(8,280,170)	(251,480,647)
Dividend declared on Series B redeemable convertible preferred shares	(640,000)	(200,000)	(600,000)

Net loss attributable to holders of common shares	(3,774,637)	(8,480,170)	(252,080,647)

	3 months ended	3 months ended	3 months ended
(in U.S. Dollars)	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008
	Unaudited	Unaudited	Unaudited
	(Note 1)	(Note 1)	(Note 1)
Net income (loss) per share:
Basic and diluted from continuing operations — Common shares	(0.03)	(0.07)	(1.77)
Basic and diluted from discontinued operations — Common shares	0.00	0.00	(0.02)

Basic and diluted — Common shares	(0.03)	(0.07)	(1.79)
Basic and diluted from continuing operations — American Depositary Shares	(0.05)	(0.13)	(3.54)
Basic and diluted from discontinued operations — American Depositary Shares	0.00	0.00	(0.04)

Basic and diluted — American Depositary Shares	(0.05)	(0.13)	(3.58)
Condensed Consolidated Statement of Cash Flow

	3 months ended	3 months ended	3 months ended
(in U.S. Dollars)	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008
	Unaudited	Unaudited	Unaudited
Net cash provided by (used in) operating activities	2,205,338	(1,554,573)	5,736,274
Net cash used in investing activities	(19,823,410)	(1,908,350)	(22,449,084)
Net cash provided by financing activities	25,656,044	26,418,367	25,826,648
Effect of exchange rate changes	(64,102)	2,153,245	(360,000)

Net increase in cash and cash equivalents	7,973,870	25,108,689	8,753,838
Cash and cash equivalents, as at beginning of the period	54,088,842	44,436,087	45,335,004
Less: Cash and cash equivalents at end of period from discontinued operations	(2,787,763)	—	—

Cash and cash equivalents, as at end of the period	59,274,949	69,544,776	54,088,842

Notes to Financial Information
1) Condensed consolidated financial information
Effective from January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — An amendment of Accounting Research Bulletin No.51” (“SFAS No. 160”), which changed the accounting for and the reporting of minority interest, now referred to as non-controlling interests, in our condensed consolidated financial information. The adoption of SFAS No. 160 resulted in the reclassification of amounts previously attributable to minority interest to a separate component of shareholders’ equity titled “Non-controlling Interests” in the accompanying condensed consolidated balance sheet. Additionally, net loss attributable to non-controlling interests was shown separately from net loss in the accompanying condensed consolidated statement of operations. Prior period financial information has been reclassified to conform to the current period presentation as required by SFAS No. 160. In additions, due to the pending sale of Hyperlink, the Company’s research services business, in March 2009, the historical results were reported as “discontinued operations” for all periods presented in the accompanying condensed consolidated statement of operations.
2) Restricted cash
Restricted cash was US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
3) Accounts receivables, net of allowance for doubtful debts and debtors turnover
Debtors turnover for the fourth quarter of 2008 and first quarter of 2009 were 95 days and 144 days respectively. Our business groups generally grant 90 days to 180 days as the average credit period to major customers, which is in line with the industry practices in the PRC.
4) Consideration receivable from disposal of subsidiaries
On March 31, 2009, the Company recorded current and non-current consideration receivable from disposal of subsidiaries of $43.8 million and $28.3 million respectively. This represented the consideration receivable for the disposal of our 85% shareholding of Convey in December 2008.
5) Asset and liabilities held for sale and discontinued operations
On March 31, 2009, the Company recorded assets and liabilities held for sale of $8.6 million and $1.9 million respectively. Due to the pending sale of Hyperlink, the Company’s research services business, the results of operations were separately reported as “discontinued operations” and its assets and liabilities have been reclassified as “assets and liabilities held for sale”.
6) Intangible assets
Carrying value of intangible assets on March 31, 2009 was $197.7 million. This mainly represents the carrying value of the long-term advertising agreements for the Broadcast and Print Groups. The carrying value of the intangible assets were composed of a $97.6 million advertising license agreement for our TV business, a $73.8 million exclusive advertising agreement for our newspaper business and $26.3 million other intangible assets.

7) Deposits for investments
On March 9, 2009, the Company entered into an agreement with a company that has a long-term advertising agreement with a free to air TV channel in the PRC, at consideration of $22.6 million which was completed in April 2009. In addition, the Company has paid a deposit of $10 million and an advance of $4.2 million to provide advertising services to the pay channels in the PRC. These amounts are refundable unless certain closing conditions are met before June 30, 2009. On March 31, 2009, there were uncertainties as to whether certain closing conditions can be met.
8) Bank borrowings
In October 2007, the Company purchased from UBS Financial Services, Inc. a $25.0 million principal protected note issued by Lehman Brothers Holdings Inc., which matured in January 2009. In August 2008, the Company borrowed $14.0 million from UBS AG using the principal protected note as collateral (the “Loan”). On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after the Company refused to post additional collateral for the Loan, on September 25, 2008, UBS AG filed a demand for arbitration with the American Arbitration Association against the Company seeking repayment of the Loan. On October 28, 2008, the Company filed its defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. At December 31, 2008, the Company has taken full provision of $25.0 million against the principal protected note. There is currently no development on the arbitration and the Company will defend itself vigorously in its position.